Exhibit (a)(1)(M)
OCLARO, INC.
Results of the Stock Option Exchange Offer
Dear Employees,
     The Oclaro, Inc. Stock Option Exchange Offer expired at 5:00 p.m., Pacific Time, on December 2, 2009. Since the Exchange Offer has now expired, we will not be accepting any additional elections to participate in the exchange program.
     If you had a replacement option granted in the exchange, you will shortly receive notification that your new award agreement is available for your review and acceptance for each such grant (in the form previously provided to you, with blanks completed). The exercise price per share of your replacement option(s) will be $1.36, which was the closing price of Oclaro’s common stock as reported by The Nasdaq Global Market on December 2, 2009.
     If you have any questions about the Exchange Offer, please direct them by telephone to +1 (408) 919-2737 or by email to stock.admin@Oclaro.com.